UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Tudou Holdings Limited

(Name of Issuer)

Class B ordinary shares, par value $0.0001 per share

(Title of Class of Securities)

89903 T 10 7

(CUSIP Number)

Youku Inc.

11/F, SinoSteel Plaza

8 Haidian Street, Haidian District

Beijing 100080

People’s Republic of China

+8610 5885-1881

With copies to:

Z. Julie Gao, Esq.

Michael V. Gisser, Esq.

Skadden, Arps, Slate, Meagher & Flom

42/F, Edinburgh Tower, The Landmark

15 Queen’s Road Central, Hong Kong

+852 3910 4850

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 11, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	89903 T 10 7

1.	NAME OF REPORTING PERSON: Youku Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 64,977,879[1]
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 64,977,879[2]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.8%[3]
14.	TYPE OF REPORTING PERSON CO

[1]	Please see Item 5.
[2]	Please see Item 5.
[3]	Please see Item 5.

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Schedule 13D”) relates to Class B ordinary shares, par value $0.0001 per share (the “Shares”) of Tudou Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), whose principal executive offices are located at Building No. 6, X2 Creative Park, 1238 Xietu Road, Xuhui District, Shanghai 200032, the People’s Republic of China. This Schedule 13D also includes Class A ordinary shares, par value US$0.0001 per share of the Company, each of which is convertible into one Share at the option of the holder at any time.

Item 2.	Identity and Background

This Schedule 13D is being filed by Youku Inc., an exempted company organized under the laws of the Cayman Islands (“Youku”). Youku is an Internet television company in China. The principal executive offices of Youku are located at 11/F, SinoSteel Plaza, 8 Haidian Street, Haidian District, Beijing 100080, the People’s Republic of China. The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of Youku are set forth on Schedule A hereto and incorporated herein by reference.

During the last five years, neither Youku nor, to the best of its knowledge, any of the persons listed on Schedule A hereto has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On March 11, 2012, Youku entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Two Merger Sub Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Youku (“Merger Sub”), and the Company. Upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving corporation (the “Surviving Corporation”) and a wholly-owned subsidiary of Youku (the “Merger”). The description of the Merger Agreement herein is qualified in its entirety by reference to the Merger Agreement, a copy of which has been filed as Exhibit 7.01, and is incorporated herein by reference in its entirety.

Pursuant to the Merger Agreement, each Class A ordinary share and Share of the Company issued and outstanding at the time of the Merger will be cancelled in exchange for the right to receive 7.177 Class A ordinary shares, par value US$0.00001 per share, of Youku (“Youku Class A Shares”) and each American depositary share of the Company (“Company ADSs”), each of which represents four Shares, will be cancelled in exchange for the right to receive 1.595 American depositary shares of Youku (“Youku ADSs”), each of which represents 18 Youku Class A Shares, with cash adjustments made for fractional shares.

As an inducement for Youku to enter into the Merger Agreement, on March 11, 2012, contemporaneously with the execution of the Merger Agreement, certain principal shareholders of the Company, including Gary Wei Wang, Crescent P.E., Ltd., GGV II Delaware L.L.C., IDG Technology Venture Investment III, L.P., Technology Venture Investment IV, L.P., Sennett Investments (Mauritius) Pte Ltd. and certain of their affiliates (the “Tudou Shareholders”) entered into voting agreements with and in favor of Youku (the “Voting Agreements”), as described in Item 4 and Item 5 below. Youku entered into the Voting Agreements in connection with the Merger Agreement, but did not make any cash or other payments with respect thereto. An aggregate of 64,977,879 Shares, as described in Item 5 below, are subject to the Voting Agreements. Any additional Shares acquired by the Tudou Shareholders after the date of the Voting Agreements will be subject to the Voting Agreements.

Item 4.	Purpose of Transaction

On March 11, 2011, Youku entered into the Merger Agreement with Merger Sub and the Company. The description of the Merger Agreement herein is qualified in its entirety by reference to the Merger Agreement, a copy of which has been filed as Exhibit 7.01, and is incorporated herein by reference in its entirety.

Pursuant to the Merger Agreement, each Class A ordinary share and Share of the Company issued and outstanding at the time of the Merger will be cancelled in exchange for the right to receive 7.177 Youku Class A Shares and each Company ADS, each of which represents four Shares, will be cancelled in exchange for the right to receive 1.595 Youku ADSs, each of which represents 18 Youku Class A Shares.

Completion of the Merger is subject to customary closing conditions, including (i) the authorization and approval of the Merger Agreement and the Merger by an affirmative vote of shareholders representing two-thirds or more of the Shares present and voting in person or by proxy at a meeting of the Company’s shareholders which will be convened to consider the approval of the Merger Agreement and the Merger, and (ii) the approval of the issuance of Youku Class A Shares constituting the merger consideration by both (x) shareholders representing a majority of the aggregate voting power of the ordinary shares of Youku outstanding (voting together as a single class) and (y) shareholders representing a majority of the total outstanding Youku Class A Shares, in each case, at a meeting of Youku’s shareholders which will be convened to consider the approval of the issuance of the Youku Class A Shares constituting the merger consideration.

At the effective time of the Merger, the memorandum of association and articles of association of Merger Sub then in effect will be the memorandum of association and articles of association (the “Articles of Association”) of the Surviving Corporation, except that, at the effective time, (i) Clause 1 of the memorandum of association shall be amended to be and read as follows: “The name of the Company is Tudou Holdings Limited”, and (ii) the Articles of Association shall be amended to refer to the name of the Surviving Corporation as “Tudou Holdings Limited”), in each case, until thereafter changed or amended as provided therein or by applicable law.

At the effective time of the Merger, (i) the directors of Merger Sub immediately prior to the effective time will be the directors of the Surviving Corporation, each to hold office in accordance with the articles of association until their respective death, resignation or removal or until their respective successors are duly elected and qualified; and (ii) the officers of the Company immediately prior to the effective time will be the officers of the Surviving Corporation, each to hold office in accordance with the Articles of Association until successors are duly elected or appointed and qualified.

Concurrently with the execution of the Merger Agreement, Youku entered into the Voting Agreements, pursuant to which the Tudou Shareholders have agreed to appoint Youku as proxy for such shareholders with the power to vote all shares covered by the Voting Agreements at the time of the vote, whether at an annual or extraordinary general meeting of the Company shareholders, or to grant consent or approval in any written consent in lieu of such a meeting, (i) in favor of the approval and authorization of the Merger, the plan of merger and the approval and adoption of the Merger Agreement and the other transactions contemplated by the Merger Agreement which is considered at any such meeting of the Company shareholders and (ii) in favor of any related proposal that is necessary to consummate the Merger and the transactions contemplated by the Merger Agreement. The description of the Voting Agreements herein is qualified in its entirety by reference to the Voting Agreements, copies of which have been filed as Exhibits 7.02, 7.03, 7.04, 7.05 and 7.06, and are incorporated herein by reference in their entirety.

Following the consummation of the Merger, the Company will become a wholly owned subsidiary of Youku, and its ADSs will no longer be traded on the NASDAQ Global Market and will cease to be registered under Section 12 of the Securities Exchange Act of 1934.

Except as set forth herein, neither Youku nor, to the best of its knowledge, any of the persons named in Schedule A hereto, has any present plans or proposals that relate to or would result in any of the transactions described in other paragraphs of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Company

Pursuant to the Voting Agreements, Youku is deemed to beneficially owns an aggregate of 64,977,879 Shares of the Company, which represents approximately 56.8% of the total outstanding Shares of the Company or 65.7% of the voting power of the Company, consisting of:

(i) 5,460,095 Shares directly held by Crescent P.E., Ltd., 5,985,918 Shares directly held by Crescent Peak, Ltd. and 2,769,265 Shares directly held by Crescent Peak II Limited;

(ii) 8,913,333 Class A ordinary shares of the Company directly held by First Easy Group Limited, which are convertible into 8,913,333 Shares;

(iii) 1,057,500 Class A ordinary shares issuable upon exercise of options within 60 days of the date of March 11, 2012, directly held by Spring Prosper Group Limited, which are convertible into 1,057,500 Shares;

(iv) 8,127,384 Shares directly held by IDG Technology Venture Investment III, L.P. and 2,252,307 Shares owned by IDG Technology Venture Investment IV, L.P.;

(v) 11,027,224 Shares directly held by GGV II Delaware L.L.C.; and

(vi) 19,384,853 Shares directly held by Sennett Investments (Mauritius) Pte Ltd.

Any additional Shares acquired after the date of the Voting Agreements by the Tudou Shareholders will be subject to the Voting Agreements.

The calculation of percentages above is based on the fact that the Company had 8,913,333 Class A ordinary shares and 104,512,229 Shares outstanding as of March 11, 2012. Holders of the Company’s Class A ordinary shares and Shares have the same rights except for voting and conversion rights. Each Company Class A ordinary share is entitled to four votes on all matters subject to shareholders’ vote, and each Share is entitled to one vote on all matters subject to shareholders’ vote. Each Company Class A ordinary share is convertible into one Share at any time by the holder thereof.

Pursuant to Rule 13d-3(d)(1), all Shares that the Tudou Shareholders have the right to acquire within 60 days through (i) the conversion of Company Class A ordinary shares held by such Tudou Shareholders, and/or (ii) the exercise of options held by such Tudou Shareholders, are deemed to be beneficially owned by Youku for purposes of (a) determining the aggregate amount of Shares beneficially owned by Youku, and (b) calculating the percentage of the Shares owned by Youku.

Youku does not have sole voting power or sole investment power with respect to any of the Shares.

Except as disclosed in this Schedule 13D, neither Youku nor, to the best of its knowledge, any of the persons listed in Schedule A hereto, (i) beneficially owns any Shares or has the right to acquire any Shares, (ii) presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Shares that they may be deemed to beneficially own, or (iii) has effected any transaction in the Shares during the past 60 days.

To the best knowledge of Youku, no person, other than the Tudou Shareholders, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Youku.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

Except as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Youku or, to the best of its knowledge, any of the persons named in Schedule A hereto and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

The following are filed herewith as Exhibits to this Schedule 13D:

Exhibit 7.01 Agreement and Plan of Merger, dated March 11, 2012, by and among Youku Inc., Two Merger Sub Inc. and Tudou Holdings Limited.

Exhibit 7.02 Voting Agreement, dated March 11, 2012, by and between Youku Inc. and GGV II Delaware L.L.C.

Exhibit 7.03 Voting Agreement, dated March 11, 2012, by and between Youku Inc. and Sennett Investments (Mauritius) Pte Ltd.

Exhibit 7.04 Voting Agreement, dated March 11, 2012, by and among Youku Inc., IDG Technology Venture Investment III, L.P. and IDG Technology Venture Investment IV, L.P.

Exhibit 7.05 Voting Agreement, dated March 11, 2012, by and among Youku Inc., Mr. Gary Wei Wang, Spring Prosper Group Limited and First Easy Group Limited.

Exhibit 7.06 Voting Agreement, dated March 11, 2012, by and among Youku Inc., Crescent Peak, Ltd, Crescent Peak II Limited and Crescent P.E., Ltd.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: March 16, 2012

Youku Inc.
By:	/s/ Dele Liu
Name:	Dele Liu
Title:	Senior Vice President and Chief Financial Officer

Schedule A

Directors and Executive Officers of Youku

Name	Position with Youku	Present Principal Occupation	Business Address	Citizenship

Victor Wing Cheung Koo	Chairman of the Board of Directors, Chief Executive Officer	*	11/F, SinoSteel Plaza 8 Haidian Street, Haidian District Beijing 100080 The People’s Republic of China	Hong Kong

George Leonard Baker Jr.	Independent Director	Managing Director of the general partner of Sutter Hill Ventures	755 Page Mill Road, Suite A-200 Palo Alto, CA 94304 U.S.A.	United States

Jonathan Jia Zhu	Independent Director	Managing Director of Bain Capital Asia, LLC	47/F Cheung Kong Center 2 Queen’s Road, Central Hong Kong	P.R. China

Ye Sha	Independent Director	Managing Director of Chengwei Ventures	Suite C, No. 33 Lane 672 Changle Road Shanghai 200040 The People’s Republic of China	P.R. China

Nicholas Frederick Lawler	Independent Director	Managing Director of Maverick Capital, Ltd.	300 Crescent Court 18th Floor Dallas, Texas 75201 U.S.A.	United States

Bryan Zongwei Li	Independent Director	Executive Director and Chief Financial Officer of Yingli Green Energy Holding Company Limited	3399 North Chaoyang Avenue Baoding 071051 The People’s Republic of China	P.R. China

Dele Liu	Director, Chief Financial Officer, Senior Vice President	*	11/F, SinoSteel Plaza 8 Haidian Street, Haidian District Beijing 100080 The People’s Republic of China	P.R. China

Leo Jian Yao	Chief Technology Officer	*	11/F, SinoSteel Plaza 8 Haidian Street, Haidian District Beijing 100080 The People’s Republic of China	P.R. China

Frank Ming Wei	Senior Vice President of Operations	*	11/F, SinoSteel Plaza 8 Haidian Street, Haidian District Beijing 100080 The People’s Republic of China	P.R. China

Sunny Xiangyang Zhu	Chief Editor	*	11/F, SinoSteel Plaza 8 Haidian Street, Haidian District Beijing 100080 The People’s Republic of China	P.R. China

*	His present principal occupation is the same with his position with Youku.